August 29, 2025

Kok Peng Na
Chief Executive Officer
Westin Acquisition Corp
Suite 1165-L 3 Coleman Street #03-24
Singapore 179804

       Re: Westin Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 25, 2025
           File No. 333-288889
Dear Kok Peng Na:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary, page 1

1. We note your response to prior comment 2 and reissue. Disclosure on the cover, and elsewhere in your prospectus, indicates that only Class B shareholders will have the right to vote to appoint and remove directors prior to, or in connection with, the completion of your initial business combination and only they will vote on continuing your company in a jurisdiction outside the Cayman Islands. Please revise your prospectus summary to highlight your dual-class capital structure addressing the disparate voting rights of the Class A and Class B ordinary shares. Please contact Bonnie Baynes at 202-551-4924 or Daniel Gordon at
202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761
 August 29, 2025
Page 2

with any other questions.



                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences
cc:   Cassi Olson, Esq.